VIA EDGAR

February 19, 2010

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Mortgage Opportunity Term Fund 2

Registration Statement on Form N-2

File Nos. 333-163949 and 811-22374

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on January 29, 2010 and the Preliminary Prospectus dated January 29, 2010, began on January 29, 2010 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on February 23, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 140,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on February 23, 2010 or as soon thereafter as practicable.

Sincerely,

CITIGROUP GLOBAL MARKETS INC.

As Representative

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kevin Deignan
Name: Kevin Deignan
Title: Managing Director